UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

☑ Form C: Offering Statement
☐ Form C-U: Progress Update
☐ Form C/A: Amendment to Offering Statement
    ☐ Check box if Amendment is material and investors must reconfirm within five business days.
☐ Form C-AR: Annual Report
☐ Form C-AR/A: Amendment to Annual Report
☐ Form C-TR: Termination of Reporting

Name of issuer
Gryphon Online Safety, Inc.

Legal status of issuer

    Form
    C-Corporation

    Jurisdiction of Incorporation/Organization
    Delaware

    Date of organization
    January 30, 2014

Physical address of issuer
10531 S Commons Dr., #635, San Diego, CA 92127

Website of issuer
https://www.gryphonconnect.com/

Name of intermediary through which the Offering will be conducted
SI Securities, LLC

CIK number of intermediary
0001603038

SEC file number of intermediary
008-69440

CRD number, if applicable, of intermediary
170937

Amount of compensation to be paid to the intermediary, whether as a dollar amount or a percentage of the Offering amount, or a good faith estimate if the exact amount is not available at the time of the filing, for conducting the Offering, including the amount of referral and any other fees associated with the Offering
7.5% of the amount raised

Any other direct or indirect interest in the issuer held by the intermediary, or any arrangement for the intermediary to acquire such an interest
SI Securities will receive equity compensation equal to 5.00% of the number of securities sold.

Type of security offered
Crowd Notes

Target number of Securities to be offered
N/A

Price (or method for determining price)
Determined in conjunction with a broker-dealer

Target offering amount
$25,000

Oversubscriptions accepted:
☑ Yes
☐ No

Oversubscriptions will be allocated:
☐ Pro-rata basis
☑ First-come, first-served basis
☐ Other:

Maximum offering amount (if different from target offering amount)
$900,000

Deadline to reach the target offering amount
March 23, 2018

NOTE: If the sum of the investment commitments does not equal or exceed the target offering amount at the Offering deadline, no Securities will be sold in the Offering, investment commitments will be cancelled and committed funds will be returned.

Current number of employees
5

	Most recent fiscal year-end (December 31, 2016)	**Prior fiscal year-end (December 31, 2015)**
Total Assets	$197,422	$8,688
Cash & Cash Equivalents	$156,683	$8,260
Accounts Receivable	$0	$0
Short-term Debt	$72,545	$0
Long-term Debt	$214,000	$0

Revenues/Sales	$0	$0
Cost of Goods Sold	$0	$0
Taxes Paid	$0	$0
Net Income	-$157,811	-$1,014

The jurisdictions in which the issuer intends to offer the Securities:
Alabama, Alaska, Arizona, Arkansas, California, Colorado, Connecticut, Delaware, District Of Columbia, Florida, Georgia, Guam, Hawaii, Idaho, Illinois, Indiana, Iowa, Kansas, Kentucky, Louisiana, Maine, Maryland, Massachusetts, Michigan, Minnesota, Mississippi, Missouri, Montana, Nebraska, Nevada, New Hampshire, New Jersey, New Mexico, New York, North Carolina, North Dakota, Ohio, Oklahoma, Oregon, Pennsylvania, Puerto Rico, Rhode Island, South Carolina, South Dakota, Tennessee, Texas, Utah, Vermont, Virgin Islands, U.S., Virginia, Washington, West Virginia, Wisconsin, Wyoming, American Samoa, and Northern Mariana Islands

EXHIBITS
EXHIBIT A: Offering Memorandum
EXHIBIT B: Financials
EXHIBIT C: PDF of SI Website
EXHIBIT D: Investor Deck
EXHIBIT E: Video Transcript

EXHIBIT A

OFFERING MEMORANDUM PART II OF OFFERING STATEMENT

(EXHIBIT A TO FORM C)
JANUARY 16, 2018

Gryphon Online Safety, Inc.

GRYPHON

Up to $900,000 of Crowd Notes

Gryphon Online Safety, Inc. (the "company," "we," "us", or "our"), is offering up to $900,000 worth of Crowd Notes of the Company (the "Securities"). Purchasers of Securities are sometimes referred to herein as "Purchasers". The minimum target offering is $25,000 (the "Target Amount"). This Offering is being conducted on a best efforts basis and the Company must reach its Target Amount of $25,000 by March 23, 2018. The Company is making concurrent offerings under both Regulation CF and Regulation D (the "Combined Offerings"). Unless the Company raises at least the Target Amount of $25,000 under the Regulation CF Offering and a total of $250,000 under the Combined Offerings (the "Closing Amount") by March 23, 2018, no Securities will be sold in this Offering, investment commitments will be cancelled, and committed funds will be returned. The Company will accept oversubscriptions in excess of the Target Amount up to $900,000 (the "Maximum Amount") on a first come, first served basis. If the Company reaches its Closing Amount prior to March 23, 2018, the Company may conduct the first of multiple closings, provided that the Offering has been posted for 21 days and that investors who have committed funds will be provided notice five business days prior to the close. The minimum amount of Securities that can be purchased is $500 per Purchaser (which may be waived by the Company, in its sole and absolute discretion). The offer made hereby is subject to modification, prior sale and withdrawal at any time.

A crowdfunding investment involves risk. You should not invest any funds in this Offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the Offering, including the merits and risks involved. These Securities have not been recommended or

The Company has certified that all of the following statements are TRUE for the Company in connection with this Offering:

(1) Is organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia;
(2) Is not subject to the requirement to file reports pursuant to section 13 or section 15(d) of the Securities Exchange Act of 1934 (15 U.S.C. 78m or 78o(d));
(3) Is not an investment company, as defined in section 3 of the Investment Company Act of 1940 (15 U.S.C. 80a-3), or excluded from the definition of investment company by section 3(b) or section 3(c) of that Act (15 U.S.C. 80a-3(b) or 80a-3(c));
(4) Is not ineligible to offer or sell securities in reliance on section 4(a)(6) of the Securities Act (15 U.S.C. 77d(a)(6)) as a result of a disqualification as specified in § 227.503(a);
(5) Has filed with the Commission and provided to investors, to the extent required, any ongoing annual reports required by law during the two years immediately preceding the filing of this Form C; and
(6) Has a specific business plan, which is not to engage in a merger or acquisition with an unidentified company or companies.

ONGOING REPORTING
The Company will file a report electronically with the Securities & Exchange Commission annually and post the report on its website, no later than April 30, 2018.

Once posted, the annual report may be found on the Company's website at: https://www.gryphonconnect.com/

The Company must continue to comply with the ongoing reporting requirements until:
(1) the Company is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;
(2) the Company has filed at least three annual reports pursuant to Regulation CF and has total assets that do not exceed $10,000,000;
(3) the Company has filed at least one annual report pursuant to Regulation CF and has fewer than 300 holders of record;
(4) the Company or another party repurchases all of the Securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or
(5) the Company liquidates or dissolves its business in accordance with state law.

UPDATES
Updates on the status of this Offering may be found at: https://www.seedinvest.com/gryphon/seed.

About this Form C

You should rely only on the information contained in this Form C. We have not authorized anyone to provide you with information different from that contained in this Form C. We are offering to sell, and seeking offers to buy the Securities only in jurisdictions where offers and sales are permitted. You should assume that the information contained in this Form C is accurate only as of the date of this Form C, regardless of the time of delivery of this Form C or of any sale of Securities. Our business, financial condition, results of operations, and prospects may have changed since that date.

Statements contained herein as to the content of any agreements or other document are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents. The Company will provide the opportunity to ask questions of and receive answers from the Company's management concerning terms and conditions of the Offering, the Company or any other relevant matters and any additional reasonable information to any prospective Purchaser prior to the consummation of the sale of the Securities.

This Form C does not purport to contain all of the information that may be required to evaluate the Offering and any recipient hereof should conduct its own independent analysis. The statements of the Company contained herein are based on information believed to be reliable. No warranty can be made as to the accuracy of such information or that circumstances have not changed since the date of this Form C. The Company does not expect to update or otherwise revise this Form C or other materials supplied herewith. The delivery of this Form C at any time does not imply that the information contained herein is correct as of any time subsequent to the date of this Form C. This Form C is submitted in connection with the Offering described herein and may not be reproduced or used for any other purpose.

SUMMARY

The following summary is qualified in its entirety by more detailed information that may appear elsewhere in this Form C and the Exhibits hereto. Each prospective Purchaser is urged to read this Form C and the Exhibits hereto in their entirety.

Gryphon Online Safety, Inc. (the "Company") is a Delaware Corporation that was initially formed as Delaware limited liability company under the name Gryphon Innovations, LLC on January 30, 2014. The Company converted into a corporation on June 19, 2014.

The Company is located at 10531 S Commons Dr., #635, San Diego, CA 92127.

The Company's website is https://www.gryphonconnect.com/.

A description of our products as well as our services, process, and business plan can be found on the Company's profile page on SeedInvest under https://www.seedinvest.com/gryphon/seed and is attached as Exhibit C to the Form C of which this Offering Memorandum forms a part.

The Business

The Offering

Minimum amount of Crowd Notes being offered	$25,000
Total Crowd Notes outstanding after Offering (if minimum amount reached)	Not Applicable

Maximum amount of Crowd Notes	$900,000
Total Crowd Notes outstanding after Offering (if maximum amount reached)	Not Applicable
Purchase price per Security	To be determined in conjunction with a broker-dealer
Minimum investment amount per investor	$500
Offering deadline	March 23, 2018
Use of proceeds	See the description of the use of proceeds on page 14 hereof.
Voting Rights	See the description of the voting rights on pages 11 and 20-21 hereof.

RISK FACTORS

The SEC requires the Company to identify risks that are specific to its business and its financial condition. The Company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

Risks Related to the Company's Business and Industry

There are existing companies in the Wi-Fi protection space that could introduce similar or enhance existing services. Other competitors that have significant funding may be able to cross sell products and services to its customers. If a larger, better funded company markets or creates a comparable service at a lower price point or with better features, the Company could be negatively impacted.

The Company's projections are based on new revenue and distribution channels. There is limited revenue and pricing visibility given the Company has only done pre-orders on Kickstarter and IndieGogo to date. Additionally, the Company is targeting new and unproven markets with its managed Wi-Fi protection product, which introduces unknowns, such as customer adoption and demand. There is no guarantee these forecasts will come to fruition and the Company may struggle to achieve expected projections.

The Company uses Qualcomm and Gemtek for components and supply chain/manufacturing respectively. Heavy reliance on a single supplier and manufacturer poses risks of shortages, price increases, changes, delay and other issues that could disrupt and adversely affect its business.

The development and commercialization of our products and services is highly competitive. We face competition with respect to any products that we may seek to develop or commercialize in the future. Our competitors include major companies worldwide. Many of our competitors have significantly greater financial, technical and human resources than we have and superior expertise in research and development and marketing approved products and services and thus may be better equipped than us to develop and commercialize products and services. These competitors also compete with us in recruiting and retaining qualified personnel and acquiring technologies. Smaller or early stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies. Accordingly, our competitors may commercialize products more rapidly or effectively than we are able to, which would adversely affect our competitive position, the likelihood that our products and services will achieve initial market acceptance and our ability to generate meaningful additional revenues from our products.

Through our operations, we collect and store certain personal information that our customers provide to purchase products or services, enroll in promotional programs, register on our website, or otherwise communicate and interact with us. We may share information about such persons with vendors that assist with certain aspects of our business. Security could be compromised and confidential customer or business information misappropriated. Loss of customer or business information could disrupt our operations, damage our reputation, and expose us to claims from customers, financial institutions, payment card associations and other persons, any of which could have an adverse effect on our business, financial condition and results of operations. In addition, compliance with tougher privacy and information security laws and standards may result in significant expense due to increased investment in technology and the development of new operational processes.

An intentional or unintentional disruption, failure, misappropriation or corruption of our network and information systems could severely affect our business. Such an event might be caused by computer hacking, computer viruses, worms and other destructive or disruptive software, "cyber attacks" and other malicious activity, as well as natural disasters, power outages, terrorist attacks and similar events. Such events could have an adverse impact on us and our customers, including degradation of service, service disruption, excessive call volume to call centers and damage to our plant, equipment and data. In addition, our future results could be adversely affected due to the theft, destruction, loss, misappropriation or release of confidential customer data or intellectual property. Operational or business delays may result from the disruption of network or information systems and the subsequent remediation activities. Moreover, these events may create negative publicity resulting in reputation or brand damage with customers.

We may not be successful in obtaining issued patents. Our success depends significantly on our ability to obtain, maintain and protect our proprietary rights to the technologies used in our services. We have filed multiple provisional patent applications, as detailed under "Business - Intellectual Property". Filing a provisional patent application only indicates that we are pursuing protection, but the scope of protection, or whether a patent will even be granted, is still undetermined. We are not currently protected from our competitors. Moreover, any patents issued to us may be challenged, invalidated, found unenforceable or circumvented in the future. Any intellectual enforcement efforts the Company seeks to undertake, including litigation, could be time-consuming and expensive and could divert management's attention.

We rely on various intellectual property rights, including patents and trademarks in order to operate our business.
Such intellectual property rights, however, may not be sufficiently broad or otherwise may not provide us a significant competitive advantage. In addition, the steps that we have taken to maintain and protect our intellectual property may not prevent it from being challenged, invalidated, circumvented or designed-around, particularly in countries where intellectual property rights are not highly developed or protected. In some circumstances, enforcement may not be available to us because an infringer has a dominant intellectual property position or for other business reasons, or countries may require compulsory licensing of our intellectual property. Our failure to obtain or maintain intellectual property rights that convey competitive advantage, adequately protect our intellectual property or detect or prevent circumvention or unauthorized use of such property, could adversely impact our competitive position and results of operations. We also rely on nondisclosure and noncompetition agreements with employees, consultants and other parties to protect, in part, trade secrets and other proprietary rights. There can be no assurance that these agreements will adequately protect our trade secrets and other proprietary rights and will not be breached, that we will have adequate remedies for any breach, that others will not independently develop substantially equivalent proprietary information or that third parties will not otherwise gain access to our trade secrets or other proprietary rights.

As we expand our business, protecting our intellectual property will become increasingly important. The protective steps we have taken may be inadequate to deter our competitors from using our proprietary information. In order to protect or enforce our patent rights, we may be required to initiate litigation against third parties, such as infringement lawsuits. Also, these third parties may assert claims against us with or without provocation. These lawsuits could be expensive, take significant time and could divert management's attention from other business concerns. The law relating to the scope and validity of claims in the technology field in which we operate is still evolving and, consequently, intellectual property positions in our industry are generally uncertain. We cannot assure you that we will prevail in any of these potential suits or that the damages or other remedies awarded, if any, would be commercially valuable.

The reviewing CPA has included a "going concern" note in the reviewed financials. The reviewing CPA notes that as of December 31, 2016 the Company has incurred losses from inception of approximately $179,123 which, among other factors, raises substantial doubt about the Company's ability to continue as a going concern. The reviewing CPA further notes that the ability of the Company to continue as a going concern is dependent upon management's plans to raise additional capital from the issuance of debt or the sale of stock, its ability to commence profitable sales of its flagship product, and its ability to generate positive operational cash flow. The reviewing CPA also notes that accompanying financial statements do not include any adjustments that might be required should the Company be unable to continue as a going concern.

We have not prepared any audited financial statements.
Therefore, you have no audited financial information regarding the Company's capitalization or assets or liabilities on which to make your investment decision. If you feel the information provided is insufficient, you should not invest in the Company.

We are not subject to Sarbanes-Oxley regulations and lack the financial controls and safeguards required of public companies.
We do not have the internal infrastructure necessary, and are not required, to complete an attestation about our financial controls that would be required under Section 404 of the Sarbanes-Oxley Act of 2002. There can be no assurance that there are no significant deficiencies or material weaknesses in the quality of our financial controls. We expect to incur additional expenses and diversion of management's time if and when it becomes necessary to perform the system and process evaluation, testing and remediation required in order to comply with the management certification and auditor attestation requirements.

Our business could be negatively impacted by cyber security threats, attacks and other disruptions. Like others in our industry, we continue to face advanced and persistent attacks on our information infrastructure where we manage and store various proprietary information and sensitive/confidential data relating to our operations. These attacks may include sophisticated malware (viruses, worms, and other malicious software programs) and phishing emails that attack our products or otherwise exploit any security vulnerabilities. These intrusions sometimes may be zero-day malware that are difficult to identify because they are not included in the signature set of commercially available antivirus scanning programs. Experienced computer programmers and hackers may be able to penetrate our network security and misappropriate or compromise our confidential information or that of our customers or other third-parties, create system disruptions, or cause shutdowns. Additionally, sophisticated software and applications that we produce or procure from third-parties may contain defects in design or manufacture, including "bugs" and other problems that could unexpectedly interfere with the operation of the information infrastructure. A disruption, infiltration or failure of our information infrastructure systems or any of our data centers as a result of software or hardware malfunctions, computer viruses, cyber attacks, employee theft or misuse, power disruptions, natural disasters or accidents could cause breaches of data security, loss of critical data and performance delays, which in turn could adversely affect our business.

If we do not respond to technological changes or upgrade our websites and technology systems, our growth prospects and results of operations could be adversely affected. To remain competitive, we must continue to enhance and improve the functionality and features of our websites and technology infrastructure. As a result, we will need to continue to improve and expand our hosting and network infrastructure and related software capabilities. These improvements may require greater levels of spending than we have experienced in the past. Without such improvements, our operations might suffer from unanticipated system disruptions, slow application performance or unreliable service levels, any of which could negatively affect our reputation and ability to attract and retain customers and contributors. Furthermore, in order to continue to attract and retain new customers, we are likely to incur expenses in connection with continuously updating and improving our user interface and experience. We may face significant delays in introducing new services, products and enhancements. If competitors introduce new products and services using new technologies or if new industry standards and practices emerge, our existing websites and our proprietary technology and systems may become obsolete or less competitive, and our business may be harmed. In addition, the expansion and improvement of our systems and infrastructure may require us to commit substantial financial, operational and technical resources, with no assurance that our business will improve.

Risks Related to the Securities

The Crowd Notes will not be freely tradable until one year from the initial purchase date. Although the Crowd Notes may be tradable under federal securities law, state securities regulations may apply and each Purchaser should consult with his or her attorney. You should be aware of the long-term nature of this investment. There is not now and likely will not be a public market for the Crowd Notes. Because the Crowd Notes have not been registered under the Securities Act or under the securities laws of any state or non-United States jurisdiction, the Crowd Notes have transfer restrictions and cannot be resold in the United States except pursuant to Rule 501 of Regulation CF. It is not currently contemplated that registration under the Securities Act or other securities laws will be effected. Limitations on the transfer of the Crowd Notes may also adversely affect the price that you might be able to obtain for the Crowd Notes in a private sale. Purchasers should be aware of the long-term nature of their investment in the Company. Each Purchaser in this Offering will be required to represent that it is purchasing the Securities for its own account, for investment purposes and not with a view to resale or distribution thereof.

We are selling Crowd Notes that will convert into shares or result in payment in limited circumstances. These notes do not have a maturity date and only convert or result in payment in limited circumstances. If there is a merger, buyout or other corporate transaction that occurs before a qualified equity financing, investors will receive a payment of the greater of two times their purchase price or the amount of preferred shares they would have been able to purchase using the valuation cap. If there is a qualified equity financing (an initial public offering registered under the 1933 Act or a financing using preferred shares), the notes will convert into a yet to-be-determined class of preferred stock. The notes will convert at a discount of 25%, or based on a $7,500,000 valuation cap, meaning investors would be rewarded for taking on early risk compared to later investors. Outside investors at the time of conversion, if any, might value the Company at an amount well below the $7,500,000 valuation cap, so you should not view the $7,500,000 as being an indication of the Company's value. If you choose to invest, you should be prepared that your notes will never convert and will have no value.

The Crowd Notes have a high qualified equity financing threshold. As described below under "The Offering and the Securities - Securities offered in this Offering," the Crowd Notes will convert if there is a qualified equity financing in which the Company raises not less than $3,000,000. This threshold is high for an early stage company, and may result in investors in this Offering holding their Crowd Notes for a longer period of time than if the threshold were set at a lower amount.

We have not assessed the tax implications of using the Crowd Note. The Crowd Note is a type of debt security that does not include a set maturity date. As such, there has been inconsistent treatment under state and federal tax law as to whether securities like the Crowd Note can be considered a debt of the Company, or the issuance of equity. Investors should consult their tax advisers.

The Crowd Note contains dispute resolution provisions which limit your ability to bring class action lawsuits or seek remedy on a class basis. By purchasing a Crowd Note this Offering, you agree to be bound by the dispute resolution provisions found in Section 6 of the Crowd Note. Those provisions apply to claims regarding this Offering, the Crowd Notes and possibly the securities into which the Crowd Note are convertible. Under those provisions, disputes under the Crowd Note will be resolved in arbitration conducted in Delaware. Further, those provisions may limit your ability to bring class action lawsuits or similarly seek remedy on a class basis.

You may have limited rights. The Company has not yet authorized preferred stock, and there is no way to know what voting rights those securities will have. In addition, as an investor in the Regulation CF offering you will be considered a Non-Major Investor (as defined below) under the terms of the notes offered, and therefore, you have more limited information rights and you will not have the right to automatically participate in future offerings, and therefore not have the same anti-dilution protections as Major Investors.

You will be bound by an investment management agreement, which limits your voting rights. As a result of purchasing the notes, all Non-Major Investors (including all investors investing under Regulation CF) will be bound by an investment management agreement. This agreement will limit your voting rights and at a later time may require you to convert your future preferred shares into common shares without your consent. Non-Major Investors will be bound by this agreement, unless Non-Major Investors holding a majority of the principal amount outstanding of the Crowd Notes (or majority of the shares of the preferred equity the notes will convert into) held by Non-Major Investors vote to terminate the agreement.

A majority of the Company is owned by a small number of owners. Prior to the Offering the Company's current owners of 20% or more beneficially own up to 82.0% of the Company. Subject to any fiduciary duties owed to our other owners or investors under Delaware law, these owners may be able to exercise significant influence over matters requiring owner approval, including the election of directors or managers and approval of significant Company transactions, and will have significant control over the Company's management and policies. Some of these persons may have interests that are different from yours. For example, these owners may support proposals and actions with which you may disagree. The concentration of ownership could delay or prevent a change in control of the Company or otherwise discourage a potential acquirer from attempting to obtain control of the Company, which in turn could reduce the price potential investors are willing to pay for the Company. In addition, these owners could use their voting influence to maintain the Company's existing management, delay or prevent changes in control of the Company, or support or reject other management and board proposals that are subject to owner approval.

BUSINESS

Description of the Business
Gryphon offers a cloud managed network based protection service platform that's powerful yet simple. The platform involves an elegant high performance WiFi router system, a simple to use App, and machine learning that will continuously improve over time and usage.

The platform is simple to setup and use because there is no additional software that need to be installed on the end devices. The protection works at the network layer to block unwanted content, malware, and intrusions for any connected device on the network.

Gryphon is not only suitable for families, but also for small businesses by protecting their valuable data from cyber attacks and preserving productivity through blocking inappropriate content while at work. Because the solution can be set up in just minutes without an IT manager or expensive and complicated hardware, small businesses can now afford enterprise level protection for their network.

Business Plan
Gryphon's business model is network protection as a service. In the short term, revenue is expected through product sales and monthly/annual subscriptions. Primary sales channels will be online distribution via Amazon and Gryphon's website. Long term, the Gryphon's network security service platform software can be licensed to hardware manufacturers or network operators. We also feel that the IP we generate can be a source of revenue as it applies to networks outside of homes or small businesses.

The Company's Products and/or Services

Product / Service	Description	Current Market
Secure WiFi router	Gryphon is a secure WiFi router using AI based learning to make the Internet a safer place for our kids and all our connected devices. All security is built into the router so there is nothing to install on each device. Gryphon comes with an app for real time management of all your connected devices and allows you to collaborate with other parents on website approval ratings.	Consumers with children. Small and medium businesses

We have no new products in development.

We have offered our products through Online retailers like Amazon, Also through pre-order platforms such as Indiegogo, and Kickstarter

Competition
The markets for the Company's products and services are highly competitive and the Company is confronted by aggressive competition in all areas of its business. These markets are characterized by frequent product introductions and rapid technological advances that have substantially increased the capabilities and use of mobile communication and media devices, personal computers and other digital electronic devices. The Company's competitors may aggressively cut prices or lower their product margins to gain or maintain market share. Principal competitive factors important to the Company include price, product features, relative price/performance, product quality and reliability, design innovation, a strong third-party software and accessories ecosystem, marketing and distribution capability, service and support and corporate reputation.

Customer Base

The Company's customers are primarily consumer families with children as well as small and medium size businesses.

Intellectual Property

The Company is dependent on the following intellectual property:

Trademarks

Application or Registration #	Goods / Services	Mark	File Date	Grant Date	Country
5331039	Computer application software for mobile phones, namely, software for managing wireless routers; Wireless routers.	GRYPHON	September 14, 2016	November 7, 2017	United States

Patents

Application or Registration #	Title	File Date/Filing Receipt Date	Grant Date	Country
14/737,490*	SYSTEM AND METHOD FOR MANAGING, CONTROLLING AND CONFIGURING AN INTELLIGENT PARENTAL CONTROL FILTER	June 12, 2015	Not Applicable	United States
62432700*	METHOD OF PROTECTING NETWORKED SMART DEVICES (INTERNET OF THINGS) FROM MALICIOUS INTRUSIONS BY ANOMALY DETECTION SYSTEM	December 12, 2016	Not Applicable	United States
62346566*	UNIQUE METHOD OF NOTIFICATION AND CONTROL OF A ROUTER/BRIDGE WITH PARENTAL CONTROL	June 7, 2016	Not Applicable	United States
62300809*	METHOD OF RANKING WEB SITES FOR THEIR CONTENT QUALITY AND AGE APPROPRIATENESS, USING INPUT FROM COMMUNITY, SOCIAL NETWORK AND APPLYING ONE OR MORE OTHER SELF-LEARNING TECHNIQUES	February 27, 2016	Not Applicable	United States

29572979*	WIRELESS ROUTER DESIGN (Ornamental)	August 2, 2016	Not Applicable	United States

*Each of the above are provisional patent applications. We have not received any issued patents. Filing a provisional patent application in no way guarantees that we will receive any issued patents. Filing a provisional patent appliation only indicates that we are pursuing protection, but the scope of protection, or whether a patent will be granted, is still undetermined.

Litigation
None

Other
The Company's principal address is 10531 S Commons Dr., #635, San Diego, CA 92127

The Company has the following additional addresses:

The Company conducts business in California.

Because this Form C focuses primarily on information concerning the Company rather than the industry in which the Company operates, potential Purchasers may wish to conduct their own separate investigation of the Company's industry to obtain greater insight in assessing the Company's prospects.

USE OF PROCEEDS
The following table lists the use of proceeds of the Offering if the Minimum Amount and Maximum Amount are raised based on the Company's forecast.

Use of Proceeds	% of Minimum Proceeds Raised	Amount if Minimum Raised	% of Maximum Proceeds Raised	Amount if Maximum Raised
Offering Expenses	44.50%	$11,125	8.53%	$76,750
General and Administrative	8.88%	$2,220	14.64%	$131,720
Marketing and Sales	19.98%	$4,995	32.93%	$296,370
Research and Development	26.64%	$6,660	43.91%	$395,160
Total	**100%**	**$25,000**	**100%**	**$900,000**

The above table of the anticipated use of proceeds is not binding on the Company and is merely description of its current intentions.

We reserve the right to change the above use of proceeds if management believes it is in the best interests of the Company.

DIRECTORS, OFFICERS, AND MANAGERS

The directors, officers, and managers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years.

Name
John Wu

All positions and offices held with the Company and date such position(s) was held with start and ending dates

CEO (August 2016 - present)

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates
Vice President - Advanced Engineering and MiFi Labs, Novatel Wireless, Inc. (June 2014 - August 2016)

Name
Arup Bhattacharya

All positions and offices held with the Company and date such position(s) was held with start and ending dates
CTO (January 2016 - present)

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates
Senior Director - Software, MiFi and M2M/IoT, Novatel Wireless, Inc. (December 2010 - August 2015)

Name
Binu Johnson

All positions and offices held with the Company and date such position(s) was held with start and ending dates
Chief Software Architect, (April, 2016 - Present)

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates
CTO, Tech Joint (September 2015 - Present)
Senior Software Manager, Novatel Wireless, Inc. (April 2012- August 2015)

Indemnification
Indemnification is authorized by the Company to directors, officers or controlling persons acting in their professional capacity pursuant to Delaware law. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

Employees
The Company currently has 5 employees in California.

CAPITALIZATION AND OWNERSHIP

Capitalization

The Company has issued the following outstanding Securities:

Type of security	Common stock
Amount outstanding	10,126,000 shares
Voting Rights	Holders of common stock are entitled to one vote per share held on all matters that come before the stockholders of the Company.
Anti-Dilution Rights	Not Applicable

How this Security may limit, dilute or qualify the Notes/Bonds issued pursuant to Regulation CF	The holders of common stock vote on all matters that come before the stockholders of the Company and thus will have the ability to control the circumstances in which corporate actions or future capital raising will result in the conversion of the Crowd Notes.
Percentage ownership of the Company by the holders of such Securities prior to the Offering	100%

Type of security	Convertible Notes
Amount outstanding	$456,493.15
Voting Rights	Not Applicable
Anti-Dilution Rights	Not Applicable
How this Security may limit, dilute or qualify the Notes/Bonds issued pursuant to Regulation CF	Not Applicable
Percentage ownership of the Company by the holders of such Securities prior to the Offering	Not Applicable
Other material terms	Annual interest rate of 5%. Converts on the next qualified financing event (prior to the repayment date of June 30, 2021) in which the Company raises at least $3,000,000, on which the notes would automatically convert at a price equal to the lower of a) a $7,500,000 valuation cap or b) a 25% discount.

Type of security	Convertible Note
Amount outstanding	$2,500
Voting Rights	Not Applicable
Anti-Dilution Rights	Not Applicable

How this Security may limit, dilute or qualify the Notes/Bonds issued pursuant to Regulation CF	This Note may convert into shares at a lower share price than the Crowd Notes.
Percentage ownership of the Company by the holders of such Securities prior to the Offering	Not Applicable
Other material terms	Annual interest rate of 5%. Converts on the next qualified financing event (prior to the repayment date of Jan 23, 2021 in which the Company raises at least $3,000,000, on which the notes would automatically convert at a price equal to the lower of a) a $5,000,000 valuation cap or b) a 0% discount.

Type of security	Convertible Notes
Amount outstanding	$210,000
Voting Rights	Not Applicable
Anti-Dilution Rights	Not Applicable
How this Security may limit, dilute or qualify the Notes/Bonds issued pursuant to Regulation CF	These Notes may convert into shares at a lower share price than the Crowd Notes.
Percentage ownership of the Company by the holders of such Securities prior to the Offering	Not Applicable
Other material terms	Annual interest rate of 5%. Converts on the next qualified financing event (prior to the repayment date of June 30, 2021) in which the Company raises at least $500,000, on which the notes would automatically convert at a price equal to the lower of a) a $5,000,000 valuation cap or b) a 20% discount.

Type of security	Convertible Notes
Amount outstanding	$200,000

Voting Rights	Not Applicable
Anti-Dilution Rights	Not Applicable
How this Security may limit, dilute or qualify the Notes/Bonds issued pursuant to Regulation CF	These Notes may convert into shares at a lower share price than the Crowd Notes.
Percentage ownership of the Company by the holders of such Securities prior to the Offering	Not Applicable
Other material terms	Annual interest rate of 5%. Converts on the next qualified financing event (prior to the repayment date of June, 30, 2021) in which the Company raises at least $500,000, on which the notes would automatically convert at a price equal to the lower of a) a $7,500,000 valuation cap or b) a 25% discount.

Type of security	Convertible Note
Amount outstanding	$40,000
Voting Rights	Not Applicable
Anti-Dilution Rights	Not Applicable
How this Security may limit, dilute or qualify the Notes/Bonds issued pursuant to Regulation CF	These Notes may convert into shares at a lower share price than the Crowd Notes.
Percentage ownership of the Company by the holders of such Securities prior to the Offering	Not Applicable

Other material terms	Annual interest rate of 5%. Converts on the next qualified financing event (prior to the repayment date of August 15, 2021) in which the Company raises at least $3,000,000, on which the notes would automatically convert at a price equal to the lower of a) a $3,750,000 valuation cap or b) a 25% discount. In a sale of the Company entitled to 1.5X.

Ownership

A majority of the Company is owned by a few people/entities. Those people are John Wu and Arup Bhattacharya.

Below the beneficial owners of 20% percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power, are listed along with the amount they own.

Name	Percentage Owned Prior to Offering
John Wu	41.5%
Arup Bhattacharya	39.5%

FINANCIAL INFORMATION

Please see the financial information listed on the cover page of this Form C and attached hereto in addition to the following information. Financial statements are attached hereto as Exhibit A.

Operations
The Company is a Delaware corporation headquartered in San Diego, California, that provides a WiFi router and software which utilizes artificial intelligence based learning to make the internet a safer place for children, and all connected devices. The router comes with a mobile application for real time management of all connected devices and allows collaboration with others.

Liquidity and Capital Resources
The proceeds from the Combined Offerings are essential to our operations. We plan to use the proceeds as set forth above under "Use of Proceeds", which is an indispensable element of our business strategy. The Combined Offering proceeds will have a beneficial effect on our liquidity, as we currently have $180,000 in cash on hand which will be augmented by the Combined Offering proceeds and used to execute our business strategy.

The Company does not have any additional sources of capital other than the proceeds from the Offering.

Capital Expenditures and Other Obligations
The Company does not intend to make any material capital expenditures in the future.

Material Changes and Other Information
Trends and Uncertainties
After reviewing the above discussion of the steps the Company intends to take, potential Purchasers should consider whether achievement of each step within the estimated time frame is realistic in their judgment. Potential Purchasers should also assess the consequences to the Company of any delays in taking these steps and whether the Company will need additional financing to accomplish them.

The financial statements are an important part of this Form C and should be reviewed in their entirety. The financial statements of the Company are attached hereto as Exhibit A.

Valuation

Based on the Offering price of the Securities, the pre-Offering value ascribed to the Company is $7,500,000.

Before making an investment decision, you should carefully consider this valuation and the factors used to reach such valuation. Such valuation may not be accurate and you are encouraged to determine your own independent value of the Company prior to investing.

As discussed in "Dilution" below, the valuation will determine the amount by which the investor's stake is diluted immediately upon investment. An early-stage company typically sells its shares (or grants options over its shares) to its founders and early employees at a very low cash cost, because they are, in effect, putting their "sweat equity" into the Company. When the Company seeks cash investments from outside investors, like you, the new investors typically pay a much larger sum for their shares than the founders or earlier investors, which means that the cash value of your stake is immediately diluted because each share of the same type is worth the same amount, and you paid more for your shares (or the notes convertible into shares) than earlier investors did for theirs.

There are several ways to value a company, and none of them is perfect and all of them involve a certain amount of guesswork. The same method can produce a different valuation if used by a different person.

Liquidation Value - The amount for which the assets of the Company can be sold, minus the liabilities owed, e.g., the assets of a bakery include the cake mixers, ingredients, baking tins, etc. The liabilities of a bakery include the cost of rent or mortgage on the bakery. However, this value does not reflect the potential value of a business, e.g. the value of the secret recipe. The value for most startups lies in their potential, as many early stage companies do not have many assets (they probably need to raise funds through a securities offering in order to purchase some equipment).

Book Value - This is based on analysis of the Company's financial statements, usually looking at the Company's balance sheet as prepared by its accountants. However, the balance sheet only looks at costs (i.e. what was paid for the asset), and does not consider whether the asset has increased in value over time. In addition, some intangible assets, such as patents, trademarks or trade names, are very valuable but are not usually represented at their market value on the balance sheet.

Earnings Approach - This is based on what the investor will pay (the present value) for what the investor expects to obtain in the future (the future return), taking into account inflation, the lost opportunity to participate in other investments, the risk of not receiving the return. However, predictions of the future are uncertain and valuation of future returns is a best guess.

Different methods of valuation produce a different answer as to what your investment is worth. Typically liquidation value and book value will produce a lower valuation than the earnings approach. However, the earnings approach is also most likely to be risky as it is based on many assumptions about the future, while the liquidation value and book value are much more conservative.

Future investors (including people seeking to acquire the Company) may value the Company differently. They may use a different valuation method, or different assumptions about the Company's business and its market. Different valuations may mean that the value assigned to your investment changes. It frequently happens that when a large institutional investor such as a venture capitalist makes an investment in a company, it values the Company at a lower price than the initial investors did. If this happens, the value of the investment will go down.

THE OFFERING AND THE SECURITIES

The Securities offered in this Offering

The following description is a brief summary of the material terms of the Securities being offered and is qualified in its entirety by the terms contained in the Crowd Notes.

The Crowd Notes sold in this Offering will convert in the following circumstances:
• If a "corporate transaction" (such as the sale of the Company) occurs prior to a "qualified equity financing" (which is a preferred stock financing raising of not less than $3,000,000).
• Once a "qualified equity financing" occurs, the notes thereafter will automatically convert into the shares of preferred stock sold in the qualified equity financing.

The price at which the Crowd Notes sold in this Offering will convert will be:

- At a discount of 25% to the price in the qualified equity financing, subject to a $7,500,000 valuation cap, if the conversion takes place in the qualified equity financing; or
- If conversion takes place upon a corporate transaction prior to a qualified equity financing, the greater of twice the outstanding principal of the Crowd Notes, or the amount of stock the Crowd Notes would convert into under the valuation cap.

Until the earlier of the qualified equity financing or the corporate transaction, the Crowd Notes accrue an annual interest rate of 5%.

The securities into which the Crowd Notes in this Offering will convert will have more limited voting and information rights than those to be issued to Major Investors on conversion.

Our Target Amount for this Offering to investors under Regulation Crowdfunding is $25,000.

Additionally, we have set a minimum Closing Amount of $250,000 Combined Escrow Target between our Combined Offerings under Regulation Crowdfunding and Regulation D, which we will need to meet before any closings occur. We will accept up to $900,000 from investors through Regulation Crowdfunding before the deadline of March 23, 2018.

The minimum investment in this Offering is $500. SeedInvest Auto Invest participants have a lower investment minimum in this offering of $200. Investments of $20,000 or greater will only be accepted through the Regulation D offering.

All Non-Major Investors of Crowd Notes will be bound by an investment management agreement. This agreement will limit your voting rights and at a later time may require you to convert your future preferred shares into common shares without your consent. Non-Major Investors will be bound by this agreement, unless Non-Major Investors holding a majority of the principal amount outstanding of the Crowd Notes (or majority of the shares of the preferred equity the notes will convert into) held by Non-Major Investors vote to terminate the agreement.

Securities sold pursuant to Regulation D

The Company is selling securities in a concurrent offering to accredited investors under Rule 506(c) under the 1933 Act at the same time as this Offering under Regulation Crowdfunding (together, the "Combined Offerings").

The Crowd Notes in the Regulation D offering convert under similar terms to the Crowd Notes in this offering. However, investors who invest $50,000 or greater will be considered "Major Investors" under the Crowd Note. Major Investors in those Crowd Notes will be entitled to participation rights in future offerings of equity securities up to the purchase price of their Crowd Notes and will be considered Major Investors, to the extent that concept exists, in those offerings. Further, Major Investors will be entitled to greater information rights than Non-Major Investors in the Combined Offerings. In the future, Major Investors may also be entitled to greater voting rights than their non-major counterparts.

Dilution

Even once the Crowd Notes convert into preferred or common equity securities, as applicable, the investor's stake in the Company could be diluted due to the Company issuing additional shares. In other words, when the Company issues more shares (or additional equity interests), the percentage of the Company that you own will go down, even though the value of the Company may go up. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock.

If the Company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the Company offers dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the Company).

The type of dilution that hurts early-stage investors most occurs when the Company sells more shares in a "down round," meaning at a lower valuation than in earlier Offerings. An example of how this might occur is as follows (numbers are for illustrative purposes only):

In June 2014 Jane invests $20,000 for shares that represent 2% of a company valued at $1 million.

In December, the Company is doing very well and sells $5 million in shares to venture capitalists on a valuation (before the new investment) of $10 million. Jane now owns only 1.3% of the Company but her stake is worth $200,000.

In June 2015 the Company has run into serious problems and in order to stay afloat it raises $1 million at a valuation of only $2 million (the "down round"). Jane now owns only 0.89% of the Company and her stake is worth only $26,660.

This type of dilution might also happen upon conversion of convertible notes into shares. Typically, the terms of convertible notes issued by early-stage companies provide that in the event of another round of financing, the holders of the convertible notes get to convert their notes into equity at a "discount" to the price paid by the new investors, i.e., they get more shares than the new investors would for the same price. Additionally, convertible notes may have a "price cap" on the conversion price, which effectively acts as a share price ceiling. Either way, the holders of the convertible notes get more shares for their money than new investors. In the event that the financing is a "down round" the holders of the convertible notes will dilute existing equity holders, and even more than the new investors do, because they get more shares for their money.

If you are making an investment expecting to own a certain percentage of the Company or expecting each share to hold a certain amount of value, it's important to realize how the value of those shares can decrease by actions taken by the Company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

Tax Matters

EACH PROSPECTIVE PURCHASER SHOULD CONSULT WITH HIS OWN TAX AND ERISA ADVISOR AS TO THE PARTICULAR CONSEQUENCES TO THE PURCHASER OF THE PURCHASE, OWNERSHIP AND SALE OF THE PURCHASER'S SECURITIES, AS WELL AS POSSIBLE CHANGES IN THE TAX LAWS.

TO INSURE COMPLIANCE WITH THE REQUIREMENTS IMPOSED BY THE INTERNAL REVENUE SERVICE, WE INFORM YOU THAT ANY TAX STATEMENT IN THIS FORM C CONCERNING UNITED STATES FEDERAL TAXES IS NOT INTENDED OR WRITTEN TO BE USED, AND CANNOT BE USED, BY ANY TAXPAYER FOR THE PURPOSE OF AVOIDING ANY TAX-RELATED PENALTIES UNDER THE UNITED STATES INTERNAL REVENUE CODE. ANY TAX STATEMENT HEREIN CONCERNING UNITED STATES FEDERAL TAXES WAS WRITTEN IN CONNECTION WITH THE MARKETING OR PROMOTION OF THE TRANSACTIONS OR MATTERS TO WHICH THE STATEMENT RELATES. EACH TAXPAYER SHOULD SEEK ADVICE BASED ON THE TAXPAYER'S PARTICULAR CIRCUMSTANCES FROM AN INDEPENDENT TAX ADVISOR.

Potential Purchasers who are not United States residents are urged to consult their tax advisors regarding the United States federal income tax implications of any investment in the Company, as well as the taxation of such investment by their country of residence. Furthermore, it should be anticipated that distributions from the Company to such foreign investors may be subject to UNITED STATES withholding tax.

EACH POTENTIAL PURCHASER SHOULD CONSULT HIS OR HER OWN TAX ADVISOR CONCERNING THE POSSIBLE IMPACT OF STATE TAXES.

Transfer Agent

We have selected VStock Transfer, LLC, an SEC-registered securities transfer agent, to act as our transfer agent upon conversion of the Crowd Notes.

Restrictions on Transfer

Any Securities sold pursuant to Regulation CF being offered may not be transferred by any Purchaser of such Securities during the one-year holding period beginning when the Securities were issued, unless such Securities are transferred: 1) to the Company, 2) to an accredited investor, as defined by Rule 501(d) of Regulation D promulgated under the Securities Act, 3) as part of an IPO or 4) to a member of the family of the Purchaser or the equivalent, to a trust controlled by the Purchaser, to a trust created for the benefit of a member of the family of the Purchaser or the equivalent, or in connection with the death or divorce of the Purchaser or other similar circumstances. "Member of the family" as used herein means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother/father/daughter/son/sister/brother-in-law, and includes adoptive relationships. Remember that although you may legally be able to transfer the Securities, you may not be able to find another party willing to purchase them.

In addition to the foregoing restrictions, prior to making any transfer of the Securities or any Securities into which they are convertible, such transferring Purchaser must either make such transfer pursuant to an effective registration statement filed with the SEC or provide the Company with an opinion of counsel stating that a registration statement is not necessary to effect such transfer.

In addition, the Purchaser may not transfer the Securities or any Securities into which they are convertible to any of the Company's competitors, as determined by the Company in good faith.

Furthermore, upon the event of an IPO, the capital stock into which the Securities are converted will be subject to a lock-up period and may not be sold for up to 180 days following such IPO.

Other Material Terms

- The Company does not have the right to repurchase the Securities.
- The Securities do not have a stated return or liquidation preference.
- The Company cannot determine if it currently has enough capital stock authorized to issue upon the conversion of the Securities, because the amount of capital stock to be issued is based on the occurrence of future events.

Related Person Transactions

From time to time the Company may engage in transactions with related persons. Related persons are defined as any director or officer of the Company; any person who is the beneficial owner of 10 percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons.

The Company has conducted the following transactions with related persons: None.

Conflicts of Interest

The Company has engaged in the following transactions or relationships, which may give rise to a conflict of interest with the Company, its operations and its security holders: None.

OTHER INFORMATION

Bad Actor Disclosure
None

SEEDINVEST INVESTMENT PROCESS

Making an investment in the Company

How does investing work?

When you complete your investment on SeedInvest, your money will be transferred to an escrow account where an independent escrow agent will watch over your investment until it is accepted by the Company. Once the Company accepts your investment, and certain regulatory procedures are completed, your money will be transferred from the escrow account to the Company in exchange for your convertible note. At that point, you will be an investor in the Company.

SeedInvest Regulation CF rules regarding the investment process:
Investors may cancel an investment commitment until 48 hours prior to the deadline identified in the issuer's Offering materials;

The intermediary will notify investors when the target offering amount has been met;

The Company is making concurrent offerings under both Regulation CF and Regulation D and unless the Company raises at least the target amount under the Regulation CF Offering and the closing amount under both offerings, it will not close this Offering;

If an issuer reaches a target offering amount and the closing amount prior to the deadline identified in its offering materials, it may close the Offering early if it provides notice about the new Offering deadline at least five business days prior to such new Offering deadline;

If there is a material change and an investor does not reconfirm his or her investment commitment, the investor's investment commitment will be cancelled and the committed funds will be returned;

If an issuer does not reach both the target offering amount and the closing offering amount prior to the deadline identified in its offering materials, no Securities will be sold in the Offering, investment commitments will be cancelled and committed funds will be returned; and

If an investor does not cancel an investment commitment before the 48-hour period prior to the Offering deadline, the funds will be released to the issuer upon closing of the Offering and the investor will receive Securities in exchange for his or her investment.

What will I need to complete my investment?

To make an investment you will need the following information readily available:
1. Personal information such as your current address and phone number
2. Employment and employer information
3. Net worth and income information
4. Social Security Number or government-issued identification
5. ABA bank routing number and checking account number

What is the difference between preferred equity and a convertible note?

Preferred equity is usually issued to outside investors and carries rights and conditions that are different from that of common stock. For example, preferred equity may include rights that prevent or minimize the effects of dilution or grants special privileges in situations when the Company is sold.

A convertible note is a unique form of debt that converts into equity, usually in conjunction with a future financing round. The investor effectively loans money to the Company with the expectation that they will receive equity in the Company in the future at a discounted price per share when the Company raises its next round of financing. To learn more about startup investment types, check out "How to Choose a Startup Investment" in the SeedInvest Academy.

How much can I invest?

An investor is limited in the amount that he or she may invest in a Regulation Crowdfunding Offering during any 12-month period:

If either the annual income or the net worth of the investor is less than $100,000, the investor is limited to the greater of $2,000 or 5% of the lesser of his or her annual income or net worth.

If the annual income and net worth of the investor are both greater than $100,000, the investor is limited to 10% of the lesser of his or her annual income or net worth, to a maximum of $100,000. Separately, the Company has set a minimum investment amount.

How can I (or the Company) cancel my investment?

For Offerings made under Regulation Crowdfunding, you may cancel your investment at any time up to 48 hours before a closing occurs or an earlier date set by the Company. You will be sent a reminder notification approximately five days before the closing or set date giving you an opportunity to cancel your investment if you had not already done so. Once a closing occurs, and if you have not cancelled your investment, you will receive an email notifying you that your Securities have been issued. If you have already funded your investment, let SeedInvest know by emailing cancellations@seedinvest.com. Please include your name, the Company's name, the amount, the investment number, and the date you made your investment.

After my Investment

What is my ongoing relationship with the Company?

You are an investor in the Company, you do own securities after all! But more importantly, companies that have raised money via Regulation Crowdfunding must file information with the SEC and post it on their website on an annual basis. Receiving regular company updates is important to keep investors educated and informed about the progress of the Company and their investments. This annual report includes information similar to the Company's initial Form C filing and key information that a company will want to share with its investors to foster a dynamic and healthy relationship.

In certain circumstances a company may terminate its ongoing reporting requirements if:
1.   The Company becomes a fully-reporting registrant with the SEC
2.   The Company has filed at least one annual report, but has no more than 300 stockholders of record
3.   The Company has filed at least three annual reports, and has no more than $10 million in assets
4.   The Company or another party repurchases or purchases all the Securities sold in reliance on Section 4(a)(6) of the Securities Act
5.   The Company ceases to do business

However, regardless of whether a company has terminated its ongoing reporting requirements per SEC rules, SeedInvest works with all companies on its platform to ensure that investors are provided quarterly updates. These quarterly reports will include information such as: (i) quarterly net sales, (ii) quarterly change in cash and cash on hand, (iii) material updates on the business, (iv) fundraising updates (any plans for next round, current round status, etc.), and (v) any notable press and news.

How do I keep track of this investment?

You can return to SeedInvest at any time to view your portfolio of investment and obtain a summary statement. In addition to monthly account statements, you may also receive periodic updates from the Company about its business.

Can I get rid of my Securities after buying them?

Securities purchased through a Regulation Crowdfunding Offering are not freely transferable for one year after the date of purchase, except in the case where they are transferred:
1.   To the Company that sold the Securities
2.   To an accredited investor
3.   As part of an Offering registered with the SEC (think IPO)
4.   To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser, or in connection with the death or divorce of the purchaser

Regardless, after the one year holding period has expired, you should not plan on being able to readily transfer and/or sell your security. Currently, there is no market or liquidity for these Securities and the Company does not have any plans to list these Securities on an exchange or other secondary market. At some point the Company may choose to do so, but until then you should plan to hold your investment for a significant period of time before a "liquidation event" occurs. A "liquidation event" is when the Company either lists its Securities on an exchange, is acquired, or goes bankrupt.

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

/s/John Wu	
(Signature)	
John Wu	
(Name)	
CEO, Director	
(Title)	
/s/Arup Bhattacharya	
(Signature)	
Arup Bhattacharya	
(Name)	
CTO, Director	
(Title)	

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C has been signed by the following persons in the capacities and on the dates indicated.

/s/John Wu	
(Signature)	
John Wu	
(Name)	
CEO, Director	
(Title)	
January 16, 2018	
(Date)	
/s/Arup Bhattacharya	
(Signature)	
Arup Bhattacharya	
(Name)	
CTO, Director	
(Title)	

January 16, 2018
—————————————
(Date)

Instructions.

1.   The form shall be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.

2.   The name of each person signing the form shall be typed or printed beneath the signature.

Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

EXHIBIT B

Financials

GRYPHON ONLINE SAFETY, INC.
A Delaware Corporation

Financial Statements (Unaudited) and
Independent Accountants' Review Report

December 31, 2016 and 2015

GRYPHON ONLINE SAFETY, INC.

Years Ended December 31, 2016 and 2015

Table of Contents



INDEPENDENT ACCOUNTANTS' REVIEW REPORT

FRUCI & ASSOCIATES II
A Professional Limited Liability Company

To Management of Gryphon Online Safety, Inc.
10531 S Commons Dr. #365
San Diego, CA 92127

We have reviewed the accompanying financial statements of Gryphon Online Safety, Inc. ("the "Company"), which comprise the balance sheets as of December 31, 2016 and 2015, and the related statements of operations, changes in stockholders' equity, and cash flows for the years then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountants' Responsibility

Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountants' Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

As disclosed in Note 5 of the financial statements, the Company has not generated sufficient revenues to date, relies on outside sources to fund operations, and has incurred significant losses. Accordingly, substantial doubt is raised about the Company's ability to continue as a going concern.

Fruci & Associates II, PLLC

Spokane, WA
December 28, 2017

Members of:
WSCPA
AICPA
PCPS

802 North Washington
PO Box 2163
Spokane, Washington
99210-2163

P 509-624-9223
TF 1-877-264-0485
mail@fruci.com
www.fruci.com

GRYPHON ONLINE SAFETY, INC
BALANCE SHEETS
(unaudited)
As of December 31, 2016 and 2015

	2016	2015
Assets		
Current assets		
Cash and cash equivalents	$ 156,683	$ 8,260
Total current assets	156,683	8,260
Property & equipment, net	-	428
Intangible assets, net	40,739	-
Total assets	$ 197,422	$ 8,688
Liabilities and stockholders' equity		
Current liabilities		
Accounts payable and accrued expenses	$ 18,813	$ -
Deferred revenue	53,732	-
Total current liabilities	72,545	-
Convertible notes payable	214,000	-
Total liabilities	286,545	-
Commitments & Contingencies	-	-
Stockholders' equity		
Common stock, 10,001,000 and 7,500,000 shares issued and outstanding at December 31, 2016 and 2015	1,000	750
Additional paid-in capital	89,000	29,250
Accumulated deficit	(179,123)	(21,312)
Total stockholders' equity	(89,123)	8,688
Total liabilities and stockholders' equity	$ 197,422	$ 8,688

See accountants' review report and accompanying notes to the financial statements.

GRYPHON ONLINE SAFETY, INC.
STATEMENTS OF OPERATIONS
(unaudited)
For the years ended December 31, 2016 and 2015

	2016	2015
Revenue	$ -	$ -
Operating expenses		
Marketing expenses	61,349	107
Production and development expenses	60,784	478
General and administrative	21,928	-
Travel	6,867	-
Professional fees	4,311	-
Depreciation and amortization	2,572	429
Total operating expenses	157,811	1,014
Net loss Before Income Tax	(157,811)	(1,014)
Provision for Income Tax	-	-
Net loss	$ (157,811)	$ (1,014)

See accountants' review report and accompanying notes to the financial statements.

GRYPHON ONLINE SAFETY, INC

STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY

(unaudited)

For the years ended December 31, 2016 and 2015

	Common Stock		Additional	Accumulated	Total Stockholders'
	Shares	Amount	Paid-in Capital	Deficit	Equity
Balance on December 31, 2014	**7,500,000**	**$ 750**	**$ 29,250**	**$ (20,298)**	**$ 9,702**
Net loss				(1,014)	(1,014)
Balance on December 31, 2015	**7,500,000**	**750**	**29,250**	**(21,312)**	**8,688**
Additional capital contributions			45,000		45,000
Common stock issued for cash	2,500,000	250	14,750		15,000
Options Exercised	1,000	0			0
Net Loss				(157,811)	(157,811)
Balance on December 31, 2016	**10,001,000**	**$ 1,000**	**$ 89,000**	**$ (179,123)**	**$ (89,123)**

See accountants' review report and accompanying notes to the financial statements.

4

GRYPHON ONLINE SAFETY, INC.
STATEMENTS OF CASH FLOWS
(unaudited)
For the years ended December 31, 2016 and 2015

	2016	2015
Cash flows from operating activities		
Net loss	$ (157,811)	$ (1,014)
Adjustments to reconcile net loss to net cash used by operating activities:		
Depreciation and amortization	2,572	429
Changes in operating assets and liabilities:		
Accounts payable and accrued expenses	18,813	-
Deferred revenue	53,732	-
Net cash used by operating activities	(82,694)	(585)
Cash flows from investing activities		
Payments for the purchase of intangible assets	(42,883)	-
Net cash used by investing activities	(42,883)	-
Cash flows from financing activities		
Funds from issuances of convertible notes	214,000	-
Funds from additional stockholder contributions	45,000	
Funds from issuance of common stock	15,000	-
Net cash provided by financing activities	274,000	-
Net decrease in cash and cash equivalents	148,423	(585)
Cash and cash equivalents, beginning	8,260	8,845
Cash and cash equivalents, ending	$ 156,683	$ 8,260

See accountants' review report and accompanying notes to the financial statements.

5

NOTE 1 – NATURE OF BUSINESS AND SIGNIFICANT ACCOUNTING POLICIES

Nature of Business

Gryphon Online Safety, Inc. ("the Company") is a Delaware corporation headquartered in Sand Diego, California, that provides a WiFi router and software which utilizes artificial intelligence based learning to make the internet a safer place for children, and all connected devices. The router comes with a mobile application for real time management of all connected devices and allows collaboration with others.

Basis of Presentation

The accompanying financial statements of the Company have been prepared in accordance with accounting principles generally accepted in the United States of America ("GAAP"). In the opinion of management, all adjustments considered necessary for a fair presentation have been included. All such adjustments are normal and recurring in nature. The Company's fiscal year-end is December 31.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Advertising costs

The Company's advertising costs are expensed as incurred. During the years ended December 31, 2016 and 2015, the Company recognized $15,000 and $0 in advertising costs, respectively, recorded under the heading 'Marketing expenses' in the statements of operations.

Revenue Recognition

The Company recognizes revenue only when all of the following criteria have been met:
- Persuasive evidence of an arrangement exists;
- Delivery has occurred or services have been rendered;
- The fee for the arrangement is fixed or determinable; and
- Collectability is reasonably assured.

The Company primarily records revenue from the sale of its WiFi routers and use of security software. Use of security software is contracted on an annual basis, and is recognized on a monthly basis, with the option to prepay for an annual contract. Amounts received for prepayments are recorded as deferred revenue and recognized as revenue on a monthly basis over the term of the contract. As of December 31, 2016 and 2015, the Company has not yet recognized revenues associated with sales of its WiFi router or its security service. The Company received preorders for its product and services totaling $53,732 and $0 at December 31, 2016 and 2015, which are recorded under the heading 'Deferred revenue' in the balance sheets.

Property & Equipment

Property & equipment is recorded at cost. Depreciation is provided over the estimated useful lives of the related assets using the straight-line method for financial statement purposes. The Company reviews the recoverability of all long-lived assets, including the related useful lives, whenever events or changes in circumstances indicate that the carrying amount of a long-lived asset might not be recoverable. No impairment was considered necessary at December 31, 2016 or 2015.

Depreciation expense for the years ended December 31, 2016 and 2015, was $428 and $429, respectively.

Intangibles

Intangible assets purchased or developed by the Company are recorded at cost. Amortization is recognized over the estimated useful life of the asset using the straight-line method for financial statement purposes. The Company reviews the recoverability of intangible assets, including the related useful lives, whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. No impairment was considered necessary at December 31, 2016 or 2015.

Costs for internally developed software to be marketed to outside users are recorded pursuant to ASC Section 985 *Software*. Research and development costs prior to attaining 'technological feasibility' are expensed as incurred. Costs incurred thereafter to develop final product are capitalized and amortized over an estimated useful life of the asset using the straight-line method for financial statement purposes. The Company reviews the recoverability of internally-developed software assets, including the useful lives, whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. No impairment was considered necessary at December 31, 2016 or 2015.

Fair Value of Financial Instruments

Financial Accounting Standards Board ("FASB") guidance specifies a hierarchy of valuation techniques based on whether the inputs to those valuation techniques are observable or unobservable. Observable inputs reflect market data obtained from independent sources, while unobservable inputs reflect market assumptions. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurement) and the lowest priority to unobservable inputs (Level 3 measurement). The three levels of the fair value hierarchy are as follows:

Level 1 - Unadjusted quoted prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date. Level 1 primarily consists of financial instruments whose value is based on quoted market prices such as exchange-traded instruments and listed equities.

Level 2 - Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly (e.g., quoted prices of similar assets or liabilities in active markets, or quoted prices for identical or similar assets or liabilities in markets that are not active).

Level 3 - Unobservable inputs for the asset or liability. Financial instruments are considered Level 3 when their fair values are determined using pricing models, discounted cash flows or similar techniques and at least one significant model assumption or input is unobservable.

The carrying amounts reported in the balance sheets approximate their fair value.

Cash and Cash Equivalents

The Company considers all highly liquid investments with an original maturity of 90 days or less to be cash equivalents. At December 31, 2016 and 2015, the Company had no items, other than bank deposits, that would be considered cash equivalents. The Company maintains its cash in bank deposit accounts, that may at times, exceed federal insured limits.

Deferred Revenue

Deferred revenue consists of cash received from customers as prepayments of WiFi routers and associated security software yet to be delivered. Revenue from the prepayments will be recognized both upon delivery of WiFi routers as well as monthly over the contractual term for annual subscriptions.

Income Taxes

The Company accounts for income taxes based on the provisions promulgated by the Internal Revenue Service ("IRS"), which has a statute of limitations of three years from the due date of the return. As such, all tax years are open since the Company's inception. The stockholders of the Company have elected to be taxed under the provisions of subchapter S of the IRS. In lieu of corporate income taxes, the stockholders of an S corporation are taxed on their proportionate shares of the Company's taxable income.

Recent Accounting Pronouncements

No recently issued accounting pronouncements are expected to have a significant impact on the Company's financial statements.

Subsequent Events

The Company has evaluated subsequent events through December 28, 2017, the date these financial statements were available to be issued.

Between January and November 2017, the Company received proceeds from additional convertible promissory notes for cash consideration of $691,500. The promissory notes carry interest rates of 5% per annum and mature between January 2021 and December 2022. Eleven of the convertible notes, totaling $453,000, may be converted upon the following:

1. Upon the Company receiving cash of no less than $3,000,000 for sale of the Company's stock, the principal and accrued interest will be automatically converted at a price equal to the lower of 65% of price paid by participants in above referenced financing or, the quotient of the valuation cap and the fully diluted capitalization of the Company, as defined in the individual agreements.
2. Upon the sale, transfer, or other disposition of substantially all of the Company's assets (except one in which the holders of capital stock of the Company immediately prior to such action continue to hold at least 50% of the voting power of the Company), the holder may elect to receive cash payment equal to 1.5 times the aggregate amount of outstanding principal and interest or, convert into common shares at a price equal to the quotient of the valuation cap and the fully diluted capitalization of the Company, as defined in the individual agreements.
3. Upon maturity, holders may elect at any time to convert at a price equal to the quotient of the valuation cap and the fully diluted capitalization of the Company, as defined in the individual agreements.

Three of the convertible notes, totaling $238,500, may be converted upon the following:

1. Upon the Company receiving cash of no less than $3,000,000 for sale of the Company's stock, the principal and accrued interest will be automatically converted at a price equal to the lower of 80% of price paid by participants in above referenced financing or, the quotient of the valuation cap and the fully diluted capitalization of the Company, as defined in the individual agreements.
2. Upon the sale, transfer, or other disposition of substantially all of the Company's assets (except one in which the holders of capital stock of the Company immediately prior to such action continue to hold at least 50% of the voting power of the Company), the holder may elect to receive cash payment equal to 1.5 times the aggregate amount of outstanding principal and interest or, convert into common shares at a price equal to the quotient of the valuation cap and the fully diluted capitalization of the Company, as defined in the individual agreements.
3. Upon maturity, holders may elect at any time to convert at a price equal to the quotient of the valuation cap and the fully diluted capitalization of the Company, as defined in the individual agreements.

In September of 2017, there were 771,690 options that were cancelled leaving only 265,000 options available for exercise.

NOTE 2 – INTANGIBLE ASSETS (NET)

Intangible assets consist of the following at December 31:

	2016	2015
Software	$ 42,883	$ -
Other intangible assets	447	447
	43,330	447
Accumulated amortization	(2,591)	(447)
Intangible assets, net	$ 40,739	$ -

Amortization expense for the years ended December 31, 2016 and 2015, was $2,144 and $0, respectively.

NOTE 3 – CONVERTIBLE NOTES PAYABLE

The Company cash proceeds of $214,000 from convertible notes between August 2016 & December 2016. Of this amount, there was $174,000 of which the notes were not fully executed until January of 2017.   The notes bear interest at 5% per annum, and mature between June 2021 and August 2021. Upon maturity, all principal and accrued interest becomes due and payable in cash. Outstanding balance for two of the notes, totaling $174,000, may be converted upon the following:

1. Upon the Company receiving cash of no less than $500,000 for the sale of the Company's shares ("Qualified Financing"), outstanding principal and accrued interest will be automatically converted into shares of Company's stock at a price of the lower of 80% of the price paid for the shares as part of the Qualified Financing, or the quotient of the valuation cap and the fully diluted capitalization of the Company, as defined in the individual agreements.

2. Upon the sale, transfer, or other disposition of substantially all of the Company's assets (except one in which the holders of capital stock of the Company immediately prior to such action continue to hold at least 50% of the voting power of the Company), the holder may elect to convert outstanding principal and accrued interest into common shares of the Company at a price equal to the quotient of the valuation cap and the fully diluted capitalization of the Company, as defined in the individual agreements, or receive cash settlement.

3. Upon maturity, holders may elect to convert outstanding principal and accrued interest to common shares of the Company at a price equal to the quotient of the valuation cap and the fully diluted capitalization of the Company, as defined by the individual agreements, or receive cash settlement.

Outstanding balance for one note, totaling $40,000, may be converted upon the following:

1. Upon the Company receiving cash of no less than $3,000,000 for the sale of the Company's shares ("Qualified Financing"), outstanding principal and accrued interest will be automatically converted into shares of Company stock at a price of the lower of 75% of the price paid for the shares as part of the Qualified Financing, or the quotient of the valuation cap and the fully diluted capitalization of the Company, as defined in the individual agreement.

2. Upon maturity, holders may elect to convert outstanding principal and accrued interest into a number of common shares of the Company at a price equal to the quotient of the valuation cap and the fully diluted capitalization of the Company, as defined in the individual agreements, or receive cash settlement.

NOTE 4 – COMMON STOCK

The Company has 18,000,000, $.0001 par value shares of common stock authorized.

There were no stock issuances during the year ended December 31, 2015. During the year ending December 31, 2016, the Company issued 2,500,000 shares for $15,000 in cash. Additionally, there were options exercised for 1,000 shares at $.0001/share.

A summary of option activity for the periods is as follows:

	Options – Common Share Equivalents	Weighted Average Exercise price	Weighted Average Remaining Contractual life in years
Outstanding December 31, 2014	-	-	-
Granted	125,000	$.0001	10
Expired	-	-	-
Exercised	-	-	-
Outstanding December 31, 2015	125,000	$.0001	10
Granted	912,690	$.24	10
Expired	-	-	-
Exercised	(1,000)	$.0001	10
Outstanding December 31, 2016	1,036,690	$.24	9.5

In September of 2017, there were 771,690 options that were cancelled leaving only 265,000 options available for exercise.

NOTE 5 – GOING CONCERN

The accompanying financial statements have been prepared assuming the Company will continue as a going concern, which contemplates the recoverability of assets and the satisfaction of liabilities in the normal course of business.

The Company has incurred losses from inception of approximately $179,123 which, among other factors, raises substantial doubt about the Company's ability to continue as a going concern. The ability of the Company to continue as a going concern is dependent upon management's plans to raise additional capital from the issuance of debt or the sale of stock, its ability to commence profitable sales of its flagship product, and its ability to generate positive operational cash flow. The accompanying financial statements do not include any adjustments that might be required should the Company be unable to continue as a going concern.

EXHIBIT C

PDF of SI Website



Gryphon

AI-powered WiFi network security platform. **Edit Profile**

$500	**$7,500,000**	**Crowd Note**
Minimum	Valuation cap	Security Type

Purchased securities are not currently tradeable. Expect to hold your investment until the company lists on a national exchange or is acquired.

Gryphon is offering securities under both Regulation D and Regulation CF through SI Securities, LLC ("SI Securities"). SI Securities is an affiliate of SeedInvest Technology, LLC, a registered broker-dealer, and member FINRA/SIPC. SI Securities will receive cash compensation equal to 7.50% of the value of the securities sold and equity compensation equal to 5.00% of the number of securities sold. Investments made under both Regulation D and Regulation CF involve a high degree of risk and those investors who cannot afford to lose their entire investment should not invest. Furthermore, the contents of the Highlights, Term Sheet sections have been prepared by SI Securities and shall be deemed broker-dealer communications subject to FINRA Rule 2210 (the "Excluded Sections"). With the exception of the Excluded Sections noted above, this profile contains offering materials prepared solely by Gryphon without the assistance of SI Securities, and not subject to FINRA Rule 2210 (the "Issuer Profile"). The Issuer Profile may contain forward-looking statements and information relating to, among other things, the company, its business plan and strategy, and its industry. Investors should review the risks and disclosures. The contents below are meant to be a summary of the information found in the company's Form C. Before making an investment decision, investors should review the company's Form C for a complete description of its business and offering information, a copy of which may be found both here and below.

Wireless Network Security Market By 2022
$24 Billion

Wireless Network Security Market CAGR
13.82%

- › CEO is a key inventor of MiFi mobile hotspot and a Novatel veteran. CTO led the MiFi software team and was also head of engineering at PortalPlayer (sold to NVIDIA) where they developed the media chips that powered the iconic Apple iPods

- › Strong team with 5 patents filed on IP around better content filtering, IoT intrusion detection using machine learning, and design

- › Accelerators include The Batchery and CONNECT Springboard in San Diego

- › Partnering with Qualcomm and Gemtek

- › Exceeded Kickstarter crowdfunding goal and was featured in Bloomberg, WSJ, Engadget, Curbed, and more

---

- › Round Size: US $900,000

> Raise Description: Seed

> Minimum Investment: US $500 per investor

> Security Type: Crowd Note

> Valuation Cap: US $7,500,000

> Target Minimum Raise Amount: US $250,000

> Offering Type: Side by Side Offering

In a world with more connected devices than ever before, Gryphon keeps you safe from cyber threats with an AI powered security system.

———

There is a silent but real threat growing in homes and businesses. The growth of connected devices is increasing our vulnerability to cyber-attacks that can violate our privacy, expose us to identity theft, and expose our kids to inappropriate content from the Internet. Consider the following statistics:

- The average home now has over seven connected devices

- There are currently 20 billion connected devices globally, projected to grow to 74 billion by 2025

- Three out of four of those devices are vulnerable to being hacked

- World's largest ever DDOS attack was carried out by an army of hacked smart devices in 2016

- Ransomware emails grew 6000% in 2016

- Kids as young as five years old have stumbled on to inappropriate material online by accident

- 88% of parents are concerned about their kid's online activities

The cyber security market is expected to be a $198 billion market with just the wireless network security segment alone growing to nearly $24 billion.

Gryphon offers a cloud managed network based protection service platform that's powerful yet simple. The platform involves an elegant high performance WiFi router system, a simple to use App, and machine learning that will continuously improve over time and usage.

The platform is simple to setup and use because there is no additional software that need to be installed on the end devices. The protection works at the network layer to block unwanted content, malware, and intrusions for any connected device on the network.

Gryphon is not only suitable for families, but also for small businesses by protecting their valuable data from cyber attacks and preserving productivity through blocking inappropriate content while at work. Because the solution can be set up in just minutes without an IT manager or expensive and complicated hardware, small businesses can now afford enterprise level protection for their network.

5 patents have been filed that cover the technology used in the platform and additional IP will be pursued with a proven team that has a track record of launching innovative products like the MiFi mobile hotspot and the Apple iPod.

What The Media Is Saying

"Gryphon is a stylish way to keep your family safe online. It helps that it was designed by the same guy who brought us the MiFi." - Engadget

"Gryphon uses machine learning to cut off devices if they behave in unusual ways." - The Wall Street Journal

"The coolest feature is to allow or deny real time requests." - 9to5 Toys

"Gryphon is a plug-and-play alternative that gives parents more control over the internet access that takes place under their own roof." - Digital Trends

Pitch Deck



Product & Service

Gryphon is a cloud managed network protection platform powered by AI. The platform includes a powerful wireless mesh WiFi router, cloud management application, and a smart phone app that runs on iOS and Android for easy user control.

Some Key Benefits Of The Gryphon Platform:

- Easy install (Less than 10 minutes) and super fast wireless connection up to 3Gbps

- Whole house coverage with no dead spots (wireless mesh technology with Qualcomm's WiFi-SON)

- Content filtering by age group with CrowdRanking™

- Real time request and approvals for on the go management

- Screen time management (set bedtimes and homework times)

- 24/7 intelligent intrusion detection

- Malware and ransomware protection for all devices on the network

- Control popular Apps like YouTube, Instagram, and Snapchat

AI Makes It Better

The reason we are using our patent pending AI based intrusion detection is because new devices are being added to the network constantly and a static approach is inadequate. The AI learns the traffic behaviors of the devices and detects abnormal activities. Machine learning is also being applied to content filtering where we are gathering the approvals of all the parents and using that data along with other sources to build a better content filtering database. With usage and scale, the Gryphon platform gets better.

Cloud Managed

Having the cloud means that your Gryphon will always be up to date with the latest security software, content filters, and malware database. It also means that you can now securely access Gryphon from anywhere using the smart phone App.

AlwaysHome™

Your WiFi router is a powerful computing device on the edge of the network and it's the central device where all the traffic flows for all your devices in the home. What if you can use that computing power to extend your home network outside the home? That's AlwaysHome™. The first application being developed is to manage your child's smartphone even when they are on 4G or other networks and to extend the same level of malware protection as if the device is on the home network. Possibilities are endless for other services with AlwaysHome™.

The Gryphon router is available for pre-order and is not yet launched.





Gallery

GRYPHON

Gryphon WiFi. **Protection with style**

Media Mentions











  

Team Story

John has been innovating in wireless networking for over 23 years, helping to build the world's first digital mobile phone using the CDMA technology at Motorola and later helping to invent MiFi, the world's first personal hotspot with his team at Novatel Wireless. But it was being a dad that helped launch Gryphon. A few years ago, he found one of his daughters accidentally stumbling on to inappropriate content while searching on the Internet. The existing solutions were just too clumsy and frustrating to use. So he resigned from his executive position and started Gryphon with the same principles that made MiFi a success - simplicity, performance, and design.

Arup has been working with John for the last 6 years at Novatel Wireless and has a passion for innovation and building high performance global teams. Arup also headed up the engineering team that developed the first 4 generations of the media chip that powered the original iconic Apple iPods. He has always said that there is a unique joy when you see your product being used by so many people to help improve their lives. It makes all the challenges you go through worth it. His favorite quote is: "If it is easy, then it's not worth doing."

Together with a global team of experts, building a solution to safeguard our ever increasingly connected lives is an extremely difficult challenge but is something definitely worth doing.

Founders and Officers



John Wu
CO-FOUNDER & CEO

Executive with over 23 years of experience in wireless and IoT at global companies like Novatel Wireless and Motorola. Led high impact teams with over 120 professionals and successfully shipped multiple product lines with over 4 million units annually. One of the key inventors of MiFi mobile hotspot - selected by Time Magazine as one of the top gadgets of the century. John holds 18 patents with others pending.



Arup Bhattacharya
CO-FOUNDER & CTO

Seasoned software and multimedia executive with over 30 years of experience in technology innovation. Led MiFi software development at Novatel Wireless. An executive at PortalPlayer where he developed multiple generations of of the media chip that powered the Apple iPods and helped lead the company to IPO and eventual acquisition by NVDIA.

Key Team Members



Binu Johnson

Chief Software Architect. UI/UI at Novatel Wireless and Palm



Les Kollegian

Chief Marketing Officer. Over 20 years in digital brand building. Owner of J&T



Arindam Das

AI Expert. Professor at Eastern Washington University.



Peter Townshend

Outside Counsel. Previously partner at Perkins Coie

Notable Advisors & Investors





Santosh Mokashi

Investor, Investor/Advisor, VP at large global IT company. Enterprise network, security



Mark Bowles

Investor, Investor/Advisor, Serial entrepreneur, Board director, Founder EcoATM



MV

Mayone Ventures

Investor, Seed investment fund with a focus on technology that can scale internationally



Arthur Lin

Advisor, Entrepreneur. Apple executive, Founder of Shasta Networks/Tahoe Networks

PROFILE MENU

Highlights
Overview
Pitch Deck
Product & Service
Team Story
Q&A with Founder
Term Sheet
Investor Perks
Prior Rounds
Financial Discussion
Market Landscape

Data Room
SeedInvest



William Sutjiadi

Advisor, Successful serial entrepreneur. Founded Mahjong Time and 3 other startups.



Ryan Sit

Advisor, Internet investor and entrepreneur. PicClick owner. Advised Dollar Shave Club

Q&A with the Founder

Q: Please detail your business model.

Gryphon: We offer network-protection-as-a-service. Pricing is $249 for 1 year of service that includes the WiFi mesh router as well as the network based protection. After the first year, it will be $9.99/month for continued protection. We believe there is significant value in our cloud managed network protection software platform that's based on machine learning technology and we expect to be able to license our technology to 3rd parties as an additional revenue opportunity.

Q: What makes you unique from competitors?

Gryphon: We utilize adaptive, comprehensive machine learning and software to aggregate crowd data from users, and adapt to new threats. Instead of having hardcoded firewall rules, we dynamically learn the behavior of the connected devices and determine if the devices are exhibiting abnormal behavior. Our two-way controls allow for real-time secure communication between parents and the child. Instead of just adding websites to the approved or block lists, we allow the child to request permission to websites, and then the parent can approve or deny the request from anywhere. This system enables a more dynamic exchange of approval similar to real life parent-child requests. The Crowdranking system aggregates our data and data from users' approval lists to show a ranking to simplify the approval process for other parents. Our competitors only block malware, do not have good content filters or use machine learning to adapt to new threats. As awareness and demand grows for network based protection from the exploding IoT market, there are emerging solutions from known brands such as Symantec's Norton Core. There are also new startups such as Circle Media and Cujo.

Q: Please describe your current intellectual property and any pending patents.

Gryphon: We've filed five non-provisional patents that are all now in various stages of approval: 1 - Our system and method for managing, controlling, and configuring an intelligent parental control filter. 2 - Our method of protecting networked smart devices (internet of things) from malicious intrusion by an anomaly detection system. 3 - Our unique method of notification and control of a router/bridge with parental control. 4 - Our method of ranking websites for their content quality and age appropriateness, using input from the community, and social networks, and applying one or more other self-learning techniques. 5 - One relating to the ornamental design of the router and platform.

Q: How did you build out the projected financials (assumptions and growth drivers)?

Gryphon: The projected growth drivers are based on additional channels like a UK sales channel, partner sales channels, and retail sales channels. Pricing for the service is $249 for the Gryphon WiFi router and 1 year of service. After 1 year, the monthly price is $9.99 with a 60% retention rate.

The Q&A with the Founder is based on due diligence activities conducted by SI Securities, LLC. The verbal and/or written responses transcribed above may have been modified to address grammatical, typographical, or factual errors, or by special request of the company to protect confidential information.

Side by Side Term Sheet

A Side by Side offering refers to a deal that is raising capital under two offering types. If you plan on investing less than US $20,000.00, you will automatically invest under the Regulation CF offering type. If you invest more than US $20,000.00, you must be an accredited investor and invest under the Regulation D offering type.

TERMS & DESCRIPTION	REGULATION D - RULE 506(C)	REGULATION CF
Investor Types	Accredited Only	Accredited and Non-accredited
Round description	Seed	Seed
Round size	US $900,000	US $900,000
Offering cap	N/A	US $900,000
Minimum investment	$20,000	US $500
Target minimum	US $250,000	US $250,000
Security type	Crowd Note	Crowd Note
Conversion discount	25.0%	25.0%
Valuation cap	US $7,500,000	US $7,500,000
Interest rate	5.0%	5.0%
Closing Conditions	The Company is making concurrent offerings under both Regulation CF and Regulation D (the "Combined Offerings"). Unless the Company raises at least the Target Amount of $25,000 under the Regulation CF offering and a total of $250,000 under the Combined Offerings (the "Closing Amount") by the offering end date no securities will be sold in this offering, investment commitments will be cancelled, and committed funds will be returned.	The Company is making concurrent offerings under both Regulation CF and Regulation D (the "Combined Offerings"). Unless the Company raises at least the Target Amount of $25,000 under the Regulation CF offering and a total of $250,000 under the Combined Offerings (the "Closing Amount") by the offering end date no securities will be sold in this offering, investment commitments will be cancelled, and committed funds will be returned.
Investment Management Agreement	All non-Major Purchasers will be subject to an Investment Management Agreement ("IMA"). The IMA will authorize an investment Manager to act as representative for each non-Major Purchaser and take certain actions for their benefit and on their behalf. Please see a copy of the IMA included with Company's offering materials for additional details.	All non-Major Purchasers will be subject to an Investment Management Agreement ("IMA"). The IMA will authorize an investment Manager to act as representative for each non-Major Purchaser and take certain actions for their benefit and on their behalf. Please see a copy of the IMA included with Company's offering materials for additional details.

Use of Proceeds

If Minimum Amount Is Raised


G&A
Sales and Marketing
Reaserch and Develop...

If Maximum Amount Is Raised


Research and Develop...
Sales and Marketing
G&A

Investor Perks

First 100 investors who invest $1000 or higher will receive a free Gryphon WiFi router with 1 year security subscription ($249 value)

Investments of $2500 or higher will receive a Gryphon 2 Pack with Wireless Mesh ($499 value)

Investments of $10,000 or higher will receive Gryphon 2 Pack with a 5 year security subscription ($1099 value)

Investment of $25,000 or higher will receive Gryphon 2 Pack with a lifetime security subscription (Infinite value*)

Investment of $75,000 or higher will receive Gryphon 2 Pack with a lifetime security subscription personally delivered (Priceless)

It is advised that you consult a tax professional to fully understand any potential tax implications of receiving investor perks before making an investment.

Prior Rounds

The graph below illustrates the valuation cap or the pre-money valuation of Gryphon's prior rounds by year.



$8000000

$7000000

$6000000

$5000000

$4000000

$3000000

| Angel-1 (Convertible) | Angel-2 (Convertible) | Pre-Seed (Convertible) | Current Seed (Crowd) |

This chart does not represent guarantees of future valuation growth and/or declines.

Pre-Seed

Round Size	US $456,493
Close Date	Jan 1, 2018
Security Type	Convertible Note
Valuation Cap	US $7,500,000

Angel-2

Round Size	US $412,500
Close Date	Feb 1, 2017
Security Type	Convertible Note
Valuation Cap	US $5,000,000

Angel-1

Round Size	US $40,000
Close Date	Oct 15, 2016
Security Type	Convertible Note
Valuation Cap	US $3,750,000

Financial Discussion

Please see the financial information listed on the cover page of the Form C and attached to this profile in addition to the following information. Financial statements are attached to the Form C as Exhibit B.

Operations

The Company is a Delaware corporation headquartered in San Diego, California, that provides a WiFi router and software which utilizes artificial intelligence based learning to make the internet a safer place for children, and all connected devices. The router comes with a mobile application for real time management of all connected devices and allows collaboration with others.

Liquidity and Capital Resources

The proceeds from the Combined Offerings are essential to our operations. We plan to use the proceeds as set forth above under "Use of Proceeds", which is an indispensable element of our business strategy. The Combined Offering proceeds will have a beneficial effect on our liquidity, as we currently have $180,000 in cash on hand which will be augmented by the Combined Offering proceeds and used to execute our business strategy.

The Company does not have any additional sources of capital other than the proceeds from the Offering.

Capital Expenditures and Other Obligations

The Company does not intend to make any material capital expenditures in the future.

Trends and Uncertainties

After reviewing the above discussion of the steps the Company intends to take, potential Purchasers should consider whether achievement of each step within the estimated time frame is realistic in their judgment. Potential Purchasers should also assess the consequences to the Company of any delays in taking these steps and whether the Company will need additional financing to accomplish them.

The financial statements are an important part of this Form C and should be reviewed in their entirety. The financial statements of the Company are attached hereto as Exhibit B.

Valuation

Based on the Offering price of the Securities, the pre-Offering value ascribed to the Company is $7,500,000.

Before making an investment decision, you should carefully consider this valuation and the factors used to reach such valuation. Such valuation may not be accurate and you are encouraged to determine your own independent value of the Company prior to investing.

As discussed in "Dilution" below, the valuation will determine the amount by which the investor's stake is diluted immediately upon investment. An early-stage company typically sells its shares (or grants options over its shares) to its founders and early employees at a very low cash cost, because they are, in effect, putting their "sweat equity" into the Company. When the Company seeks cash investments from outside investors, like you, the new investors typically pay a much larger sum for their shares than the founders or earlier investors, which means that the cash value of your stake is immediately diluted because each share of the same type is worth the same amount, and you paid more for your shares (or the notes convertible into shares) than earlier investors did for theirs.

There are several ways to value a company, and none of them is perfect and all of them involve a certain amount of guesswork. The same method can produce a different valuation if used by a different person.

Liquidation Value - The amount for which the assets of the Company can be sold, minus the liabilities owed, e.g., the assets of a bakery include the cake mixers, ingredients, baking tins, etc. The liabilities of a bakery include the cost of rent or mortgage on the bakery. However, this value does not reflect the potential value of a business, e.g. the value of the secret recipe. The value for most startups lies in their potential, as many early stage companies do not have many assets (they probably need to raise funds through a securities offering in order to purchase some equipment).

Book Value - This is based on analysis of the Company's financial statements, usually looking at the Company's balance sheet as prepared by its accountants. However, the balance sheet only looks at costs (i.e. what was paid for the asset), and does not consider whether the asset has increased in value over time. In addition, some intangible assets, such as patents, trademarks or trade names, are very valuable but are not usually represented at their market value on the balance sheet.

Earnings Approach - This is based on what the investor will pay (the present value) for what the investor expects to obtain in the future (the future return), taking into account inflation, the lost opportunity to participate in other investments, the risk of not receiving the return. However, predictions of the future are uncertain and valuation of future returns is a best guess.

Different methods of valuation produce a different answer as to what your investment is worth. Typically liquidation value and book value will produce a lower valuation than the earnings approach. However, the earnings approach is also most likely to be risky as it is based on many assumptions about the future, while the liquidation value and book value are much more conservative.

Future investors (including people seeking to acquire the Company) may value the Company differently. They may use a different valuation method, or different assumptions about the Company's business and its market. Different valuations may mean that the value assigned to your investment changes. It frequently happens that when a large institutional investor such as a venture capitalist makes an investment in a company, it values the Company at a lower price than the initial investors did. If this happens, the value of the investment will go down.

Market Landscape



Size of the cyber security market worldwide, from 2016 to 2021 (in U.S. dollars)
Source: Statista https://www.statista.com/statistics/595182/worldwide-security-as-a-service-market-size/

Risks and Disclosures

There are existing companies in the WiFi protection space that could introduce similar or enhance existing services. Other competitors that have significant funding may be able to cross sell products and services to its customers. If a larger, better funded company markets or creates a comparable service at a lower price point or with better features, the Company could be negatively impacted.

The Company's projections are based on new revenue and distribution channels. There is limited revenue and pricing visibility given the Company has only done pre-orders on Kickstarter and IndieGogo to date. Additionally, the Company is targeting new and unproven markets with its managed WiFi protection product, which introduces unknowns, such as customer adoption and demand. There is no guarantee these forecasts will come to fruition and the Company may struggle to achieve expected projections.

The Company uses Qualcomm and Gemtek for components and supply chain/manufacturing respectively. Heavy reliance on a single supplier and manufacturer poses risks of shortages, price increases, changes, delay and other issues that could disrupt and adversely affect its business.

The development and commercialization of our products and services is highly competitive. We face competition with respect to any products that we may seek to develop or commercialize in the future. Our competitors include major companies worldwide. Many of our competitors have significantly greater financial, technical and human resources than we have and superior expertise in research and development and marketing approved products and services and thus may be better equipped than us to develop and commercialize products and services. These competitors also compete with us in recruiting and retaining qualified personnel and acquiring technologies. Smaller or early stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies. Accordingly, our competitors may commercialize products more rapidly or effectively than we are able to, which would adversely affect our competitive position, the likelihood that our products and services will achieve initial market acceptance and our ability to generate meaningful additional revenues from our products.

Through our operations, we collect and store certain personal information that our customers provide to purchase products or services, enroll in promotional programs, register on our website, or otherwise communicate and interact with us. We may share information about such persons with vendors that assist with certain aspects of our business. Security could be compromised and confidential customer or business information misappropriated. Loss of customer or business information could disrupt our operations, damage our reputation, and expose us to claims from customers, financial institutions, payment card associations and other persons, any of which could have an adverse effect on our business, financial condition and results of operations. In addition, compliance with tougher privacy and information security laws and

EXHIBIT D

Investor Deck



GRYPHON
Love the Connection

BATCHERY



CONNECT®



SPRINGBOARD
ACCELERATOR PROGRAM

Disclaimer Notice

This presentation contains offering materials prepared solely by Gryphon without the assistance of SI Securities, and not subject to FINRA Rule 2210. In addition, this presentation may contain forward-looking statements and information relating to, among other things, the company, its business plan and strategy, and its industry. These statements reflect management's current views with respect to future events based information currently available and are subject to risks and uncertainties that could cause the company's actual results to differ materially. Investors are cautioned not to place undue reliance on these forward-looking statements as they are meant for illustrative purposes and they do not represent guarantees of future results, levels of activity, performance, or achievements, all of which cannot be made. Moreover, no person nor any other person or entity assumes responsibility for the accuracy and completeness of forward-looking statements, and is under no duty to update any such statements to conform them to actual results.

The Problem

Home networks have become increasingly unsafe and complex.



20 Billion connected devices and growing to **74 Billion** by 2025

3 out of 4 devices are **vulnerable of being hacked**



250% Increase in ransomware



70% of children have encountered inappropriate content online by accident



Kids spend 8 hours a day in front of screens

Solution: Cloud Managed
Network Protection Powered By Machine Learning



Fast Secure WiFi Router

Cloud Service

Simple App



Parental Control That Works



Malware Blocking



Network Health



Intrusion Detection

Start With Great Technology



Superior Content Filtering with Gryphon CrowdRanking™



Secure Real Time 2 Way Controls



Adaptive Machine Learning For New Network Threats



Keep Them In The Home Network
With AlwaysHome™ Even On 4G

Add Iconic Design

GRYPHON

Make It Simple


Easy setup in just minutes
SETUP GRYPHON
Setting up WiFi Network
Setup one more Gryphon (mesh network)
Done With My Setup


See where they are going online with visual history
USER DETAILS
Gracie
Elementry
1 Device
Active for 2 Hours
History
Clear
amazon.com


Take control of the most popular apps
APPS CONTROL
Pandora
Always Allow
Pinterest
Always Block
Reddit
Always Block
Skype
Always Block
Snapchat
Always Block
Spotify
Always Allow
Tumblr
Always Block
Twitter
Always Block
WhatsApp
Always Block
YouTube
Always Allow



What Customers Are Saying

“This project is great, not just for family, but also for small-medium size business who want to restrict staff access certain type of websites during office hours.”

“First thank you for creating this, very excited, not just for my son but for added accountability for myself as well!”

“Ever since my son started browsing, this had been a pain point without a good solution. Thank you Gryphon for conceiving and pursuing this product.”

“I am happy to see a product that makes it safer for my kids to use the internet and to give me more control over their internet use.”

The following individuals were not compensated in exchange for their testimonials. In addition, their testimonials should not be construed as and/or considered investment advice.

Traction

“ The Gryphon router manages to be both stylish and feature-rich. It helps that it was designed by the same guy who brought us the MiFi. ”

- Engadget



funded with KICKSTARTER

176%
Of Funding Goal

500+
Pre-orders











The San Diego Union-Tribune | CURBED | Bloomberg | THE WALL STREET JOURNAL.

engadget | uncrate | TRENDHUNTER FIND BETTER IDEAS, FASTER | 9TO5Toys

Market

756 Million Potential Worldwide Customers
$72B
Worldwide Broadband Subscribers

100 Million Overall US Customers
$15B
US Broadband Subscribers

18 Million Ideal US Customers
$3.2B
Concerned Families/SMBs

360K Customers (2%)
$72M
in 3 years

GRYPHON

Focus on Safety and Security Conscience Consumers/Small Business Owners

Market sizes on this slide are based on management research and assumptions. This slide reflects management's current views with respect to future events based on information currently available and is subject to risks and uncertainties. This slide is meant for illustrative purposes and does not represent guarantees of future results, levels of activity, performance, or achievements.

Experienced Team



John Wu / CEO
Co-Founder, MiFi Inventor,
Wireless and IoT Executive



Arup Bhattacharya / CTO
Co-Founder, IoT and Multimedia
Technologist. Built the chips that
powered the iPods



Les Kollegian
Owner Jacob Tyler
Brand, Creative, Digital Marketing



Binu Johnson
System Architect
UX/UI Expert
MiFi and Palm OS



Arindam Das, PhD
AI and Big Data
Scientist Professor,
Eastern Washington University

Mark Bowles / Advisor
Serial Entrepreneur, Angel
Investor, Board Director, Speaker,
Founder EcoATM

Partners

Technology partner. Leader in wireless and WiFi technologies.

ODM partner with 20 years of experience in WiFi product development and high volume manufacturing.

Business Model (Network Protection Service)

Value to the customer



Elegantly Designed Gryphon Secure WiFi Router



Updated Parental Content Filters



Network Health Monitoring



Real-Time Management Mobile App



Updated Malware Protection



Community Support



Free Software Security Updates



Updated Intelligent Intrusion Detection



Equipment Insurance

Gryphon and 1 Year Security

$249

After 1 Year

$9.99 Per month

Business Milestones



Product Milestones
Prototype
Development
IP/Security Development
Deployment
Market Expansion
Product Soft Launch (Winter, 2017)
Breakeven H2, 2018
2016
2017
2018

Disclaimer: This slide reflects management's current views with respect to future events based on information currently available and is subject to risks and uncertainties. This slide is meant for illustrative purposes and does not represent guarantees of future results, levels of activity, performance, or achievements.

THANK YOU!

www.gryphonconnect.com

Patents and Trademarks

Patents	Application Number	Priority Date
System and method for managing, controlling and configuring an intelligent parental control filter.	14/737,490	16/12/2015
Method of protecting networked smart devices (internet of things) from malicious intrusions by anomaly detection system.	62432700	12/12/2016
Unique method of notification and control of a router/bridge with parental control.	62346566	06/07/2016
Method of ranking web sites for their content quality and age appropriateness, using input from community, social network and applying one or more other self-learning techniques.	62300809	02/27/2016
Wireless router design (Ornamental).	29572979	08/02/2016

Trademarks	Serial Number	Filing Date
Gryphon for wireless router, platform, application software.	87170740	09/14/2016

EXHIBIT E

Video Transcript

Gryphon video script

We are naturally wired to connect. And the way we live, well, it's changing the way we spend our time together. Introducing Gryphon, a revolutionary wifi system that acts as a digital gatekeeper for the truly connected family. Unlike existing solutions, Gryphon pairs power with simplicity. Just download the app, pair it with your Gryphon router, and you're ready to view and manage all the connected devices in your home. With Screen Time Management, you can easily balance internet time with family time. Gryphon also allows you to set specific filter levels for each child in your home. When you're unsure if a site is appropriate or not, simply use CrowdRanking, Gryphon's aggregated approval ratings. Gryphon doesn't only protect your children from unfavorable areas of the internet, it protects you and your entire home from unwanted intrusions, ransomware, and viruses. But Gryphon is more than the protector of your digitally-connected home. It's the guardian of human connections that happen inside. A reminder to set down the screens, and take in the smiles. Gryphon - love the connection.